Las Vegas Gaming, Inc.
4000 West Ali Baba Lane
Las Vegas, Nevada 89118
(702) 871-7111

February 25, 2008

VIA EDGAR

Claire Erlanger
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7561

Re:	Las Vegas Gaming, Inc.
Form 10-KSB for the year ended December 31, 2006
Filed April 4, 2007
File No. 000-30375

Dear Ms. Erlanger:

This letter responds to your correspondence, dated December 27, 2007, providing comments to the Form 10-KSB for the year ended December 31, 2006, filed by Las Vegas Gaming, Inc. (the “Company”) and the Form 10-QSB for the period ended September 30, 2007, filed by the Company.  The purpose of this letter is to provide the Company’s responses to your questions and comments.

We have reproduced your comments below in italicized print.  The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

We have discussed the following responses with our independent registered accounting firm, Piercy Bowler Taylor & Kern, Certified Public Accountants.

Form 10-KSB for the year ended December 31, 2006

Note 5. Debt, page 38

1.
We note from your response to our prior comment 9 that because you have sufficient authorized and unissued shares available to settle the note, you believe you have no obligation for registration of shares that is outside of your control and accordingly do not have a derivative liability.  However, because it appears that you are required by the Registration Rights Agreement to cause the registration statement registering the shares underlying the warrants and convertible debt to CAMOFI to be declared effective by June 30, 2008, we believe that registration of these shares is outside of your control, and the warrants would be required to be recorded as a derivative liability in accordance with paragraphs 14-18 of EITF 00-19.  Additionally, in light of the liquidated damages provisions in the registration rights agreement, we believe that settlement of the warrants with unregistered shares and the payment of a penalty would be an uneconomic settlement alternative and

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

would not be considered, therefore you would be required to settle in registered shares.  Please revise your financial statements accordingly to record the value of the warrants issued in connection with the CAMOFI financing as a derivative liability.  The liability should be recorded at fair value, with changes in fair value recorded in earnings.  Also, please tell us if the conversion option embedded in the convertible debt meets the definition of a conventional convertible under paragraph 4 of EITF 00-19 and EITF 05-02 and therefore, would not be required to be analyzed as a liability under EITF 00-19.  If not, this conversion option may also be required to be recorded as a derivative liability under the same requirements listed above for the warrants.

Additionally, we note from your response that you have considered the registration rights agreement and the convertible debt instrument together as a combined financial instrument and value it together as a derivative under paragraph 14 of EITF 05-04.  Please note that in accordance with EITF 05-04 and FSP EITF 00-19-2, you should recognize and measure the registration payment arrangement as a separate unit of accounting from the financial instruments subject to the arrangement (i.e., the convertible debt and warrants).  Therefore, please explain to us how you have analyzed the contingent obligation to make future payments under the registration rights agreement in accordance with SFAS No. 5 and FIN 14.  See paragraph 7 of FSP EITF 00-19-2.

Response:

We agree that, under the Registration Rights Agreement, the registration of the shares is outside of our control under the guidelines of EITF 00-19.  For your information, from our continued negotiations with CAMOFI, we continue to move the effective date and have recently negotiated another deferral to September 30, 2008.  We further agree that, in light of the liquidated damages provision in the Registration Rights Agreement, settlement of the warrants with unregistered shares and the payment of a penalty would be an uneconomic settlement alternative and, therefore, would not be considered a realistic alternative for us. Accordingly, we will be required to settle in registered shares, and we will restate our financial statements to record the value of the warrants issued in connection with the CAMOFI financing as a derivative liability.  The conversion option embedded in the convertible debt meets the definition of a conventional convertible under EITF 00-19, EITF 05-02, and SFAS 133, subparagraph 61 (a-l).  CAMOFI’s convertible debt allows them to convert into a fixed number of shares through January 1, 2009.  Therefore, this conversion option embedded in conventional convertible debt would not properly be recorded as a liability.

We have reviewed the registration payment arrangement as a separate unit of accounting from the financial instruments subject to the arrangement (i.e., the convertible debt and warrants).  This registration payment arrangement has now been in place for 30 months.  To date, in addition to three extensions of the Registration Rights Agreement’s effective date, we recently negotiated new terms for the Note extending the due date for the full amount to January 1, 2009.  We are not in default on any aspect of the Note, and, therefore, there is nothing probable and estimable to accrue nor is there the lower end of a range of loss to accrue.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

The necessary revisions to our financial statements to record the warrants as a derivative liability are as follows:

Period Ended	Effect on Net Loss	Debt Liability	Suggested revision
Derivative

12/31/05	$948,150 (1)	$948,150 (1)	DR. Interest expense	$948,150 (1)
			CR. Debt	$948,150 (1)
12/31/06	$(108,707) (3)	$1,655,443	DR. Paid-in capital	$2,088,000 (2)
			CR. Debt discount	$2,088,000 (2)
	$209,613 (4)		DR. Debt discount	$2,600,387 (2)
			CR. Paid-in capital	$1,784,387 (2)
			CR. Debt	$816,000 (2)
			DR. Debt	$108,707 (3)
			CR. Interest expense	$108,707 (3)
			DR. Interest expense	$209,613 (4)
			CR. Debt discount	$209,613 (4)
03/31/07		$ 164,173 (5)	DR. Paid-in capital	$667,468 (5)
			CR. Debt discount	$667,468 (5)
			DR. Debt discount	$280,273 (5)
			CR. Debt	$164,273 (5)
			CR. Paid-in capital	$91,000 (5)
			CR. Interest Expense	$25,000 (5)
09/30/07	$(142,544) (6)	$1,677,172	DR. Paid-in capital	$2,088,000 (2)
	$114,299 (7)		CR. Debt discount	$2,088,000 (2)
			DR. Debt discount	$2,600,387 (2)
			CR. Paid-in capital	$1,784,387 (2)
			CR. Debt	$816,000 (2)
			DR. Debt	$142,544 (6)
			CR. Interest expense	$142,544 (6)
			DR. Interest expense	$114,299 (7)
			CR. Debt discount	$114,299 (7)

(1)   Note from response 8 in letter dated December 10, 2007 to original comment letter dated September 13, 2007 (“Original Response Letter”) that the initial tranche of 1,050,000 warrants were “out-of-the-money” and carried an immaterial value of $22,575.  Since the value of our Common Stock Series A rose from $0.50 per share when we completed the CAMOFI transaction in July 2005 to $2.00 per share by December 31, 2005, this entry would properly reflect the value of the liability derivative at December 31, 2005.

(2)   Represents the reversal of the original entry recorded in error for the warrant valuation for the second tranche of 1,450,000 warrants and the value of the embedded conversion feature and the correcting entries.  See response 8 in our Original Response Letter.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

(3)
Reflects the cumulative reduction in net loss from revaluing both liability derivatives: (the 1,050,000 tranche) at March 31, 2006 ($210), and both tranches (the 1,050,000 tranche and the 1,450,000 tranche) at June 30, 2006 ($12,672), at September 30, 2006 ($68,472) and at December 31, 2006 ($27,353).

(4)
Represents the additional amortization required for the second tranche of 1,450,000 CAMOFI warrants during the nine month period ended December 31, 2006, using a 30% volatility factor rather than a 1% volatility factor.  The individual effect for each three month period ended June 30, September 30, and December 31, 2006, was $69,871 additional net loss.  See response 8 in our Original Response Letter.

(5)
This amount represents the effect of revisiting our response 21 in our Original Response Letter.  We accounted for the debt modification on March 22, 2007 inappropriately.  Although it did not meet the 10% test under EITF 96-19, we valued the 175,000 warrants issued at $1.48 per share at $5.00 per share, an interest rate of 4.43%, no dividends, and a 1% volatility factor and arrived at a value of $667,468.  We should have valued the warrants based on a Common Stock Series A price of $2.00 per share, an interest rate of 4.43%, no dividends, and a 30% volatility factor, or $164,273 (see response 2 below for why we should have valued our Common Stock Series A at $2.00 per share).  We also have a beneficial conversion feature of $0.52 for the 175,000 warrants, or $91,000.  The additional $25,000 we paid in cash resulted in $280,273 ($164,273+$91,000+$25,000) of additional debt discount, which was to be amortized over the next 21 months, and the interest rate going forward on the $5,000,000 of debt becomes 13.2%.  This also should have been recorded as a debt derivative liability because of the Registration Rights Agreement previously mentioned.  This entry, therefore, represents the reversal of the original entry for the warrants valuation for the debt modification which occurred on March 22, 2007, and the recording of the proper warrant valuation and beneficial conversion feature for the debt modification on March 22, 2007.

(6)
Represents the cumulative reduction in net loss from revaluing the liability derivatives (including the debt modification on March 22, 2007) at March 31, ($45,261), at June 30, ($13,983), and at September 30, 2007 ($83,300).

(7)
Represents the additional amortization required year to date for the second tranche of 1,450,000 CAMOFI warrants and the debt modification of March 22, 2007 during the nine-month period ended September 30, 2007, using a 30% volatility factor rather than a 1% volatility factor.

Since we are filing this response on February 25, 2008, and we will be filing our annual report on Form 10-KSB for 2007 in less than 45 days, we propose that we restate the 2006 financial statements to properly account for the effects of the derivative liabilities and the misapplication of paragraphs 14-18 of EITF 00-19 and to correct the calculation of the beneficial conversion features in the convertible debt and in the warrants issued with the debt modification on March 22, 2007 prospectively in the 2006 financial statements to be included in our Form 10-KSB for the year ended December 31, 2007, rather than amend any prior filings.  As a nontrading issuer, we also propose that we revise prior quarterly filings by prospectively disclosing the effect on prior quarters in a separate footnote to those financial statements in our annual report on Form 10-KSB for 2007 rather than amend any prior filings.  Under this proposal, the combined revisions for 2005 and 2006 would be effected in restated 2006 comparative financial statements as follows:

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

Retained earnings	948,150
Paid in capital	303,613
Interest expense	100,906
Debt discount	302,774
Debt derivative liability		1,655,443

The combined revisions to the financial statements for the nine months ended September 30, 2007 would result in restatements as follows:

Retained earnings	1,049,056
Paid in capital	880,081
Interest expense		53,245
Debt derivative liability		1,667,172
Debt discount		208,720

Note 6. Stockholders’ Equity

2.
We note from your response to our prior comment 7 that you concluded that the difference between a 1% volatility factor and a 30% volatility factor would not have a material difference on the amount of stock compensation expense recognized.  Please explain to us how you determined or calculated the amounts used in your analysis related to the stock compensation expense for the year ended December 31, 2006 and September 30, 2007.  The amounts of $54,532 and $284,267 for the year ended December 31, 2006 and nine months ended September 30, 2007, respectively do not appear consistent with the amounts of stock compensation expense due to issuance of options and warrants that are disclosed in your Form 10-K for the year ended December 31, 2006 or the Form 10-Q for the quarter ended September 30, 2007.  Please advise or revise accordingly.  Additionally, please list each stock option or warrant transaction that is included in the stock compensation expense used in this analysis.

Response:

In response 7 of our Original Response Letter, we inadvertently omitted a few individuals.  As noted, we are a nontrading issuer.  In reviewing all of our Common Stock Series A transactions during the period 2005-2007 (see list of non-cash transactions in response 3), the last money raised with Common Stock Series A was at $2.00 per share in November 2005.  Sales amongst shareholders have not been many but most trading of Common Stock Series A has been done at $2.00 per share.  Our position in revising our financial statements is that we incorrectly valued our Common Stock Series A at the same value as our Series E Convertible Preferred Stock, at which we have raised $3.7 million at $5.00 per share since November 2006.  We believe all Common Stock Series A transactions should have been valued at $2.00 per share in 2006 and 2007.  We are a company who has never achieved any positive earnings or EBITDA, never paid any dividends, and our real value is in our intellectual property in the gaming industry.  (We were recently named as the “Most Innovative Product in Gaming.”)  Without earnings, we firmly believe the value of our preferred stock, given the liquidation preference rights that our preferred shareholders have over our common shareholders with respect to the value of our technology,

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

should substantially exceed that of our common shares.  Accordingly, we propose to restate 2006 and 2007 financial statements also by using $2.00 as the estimated per share fair market value of our Common Stock Series A rather than $5.00, as previously used, which was the value of the preferred shares.

Below is a complete list of the stock-based compensation transactions for the year ended December 31, 2006, and nine months ended September 30, 2007:

Stock-Based Compensation for the Year Ended December 31, 2006

				Expense		Expense
Date	Individual	Service	# of Warrants	1% Volatility		30% Volatility

3/14/06	Johnny Chan	Consulting	10,000	4,478		7,220
3/14/06	David Radden	Consulting	10,000	4,478		7,220
3/14/06	Andy Flessas	Consulting	10,000	4,478		7,220
3/14/06	Robert Ducaj	Consulting	200,000	5,040		26,360
3/31/06	Rich Irvine	Consulting	10,000	4,275		7,115
3/31/06	Dave Biondilillo	Consulting	10,000	4,275		7,115
3/31/06	Tony Fontaine	Consulting	10,000	4,275		7,115
3/31/06	Sam Johnson	Employee	100,000	14,250		23,717
3/31/06	Michael Shillin	Consulting	23,809	8,307		16,016
6/14/06	George Kelesis	Consulting	10,000	-		4,170
6/14/06	Bruce Shepard	Employee	250,000	-		34,750
6/14/06	Steve Crystal	Employee	250,000	-		34,750
6/14/06	Michael Shillin	Consulting	10,000	-		4,170
6/14/06	Dick Frockt	Consulting	10,000	-		4,170
6/14/06	Terry Caudill	Consulting	10,000	-		4,170
7/27/06	Robert Washington	Consulting	10,000	-		3,859
11/13/06	Doug Oquist	Employee	20,000	6,780		969	(1)
11/13/06	Christa Myers	Employee	30,000	10,273		1,454	(1)
11/30/06	Sheri Hanks	Employee	2,500	856		121	(1)
11/30/06	David Gurtner	Employee	5,000	1,712		242	(1)
11/30/06	Jacquie Malamphy	Employee	3,000	1,027		145	(1)
11/30/06	Myrna Prendes	Employee	3,000	1,027		145	(1)
11/30/06	John Manherz	Employee	12,000	4,109		581	(1)
11/30/06	Robert McMonigle	Consulting	10,273	10,273		1,494	(1)
				$89,913	(2)	$204,288

22 others where options or warrants were issued prior
to January 1, 2006, and prior to adoption of
SFAS 123R (on a vesting schedule)	69,888	N/A
Total expense from options and warrants	$159,801
Steve Crystal stock bonus ($2.00 per share-60,000 shares)	120,000	N/A
Total stock-based compensation for the year
ended December 31, 2006	$279,801

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

(1)	Originally valued at $5.00 per share for Common Stock Series A with a 1% volatility factor. Recalculated at $2.00 per share and a 30% volatility factor.

(2)       The difference of $114,375 between using a 30% volatility factor versus a 1% volatility factor will be recorded as a revision to the December 31, 2006 financial statements (DR. stock compensation expense $114,375 and CR. paid-in capital $114,375).

Stock-Based Compensation for the Nine Months Ended September 30, 2007

				Expense	Expense
Date	Individual	Service	# of Warrants	1% Volatility	30% Volatility

1/9/07	Herb Stokes	Employee	10,000	3,458	488
1/9/07	Dan Daley	Employee	10,000	3,458	488
1/9/07	Mike Fite	Employee	15,000	5,187	732
1/9/07	Steve Crystal	Employee	20,000	6,915	975
1/9/07	Mark Hutchinson	Employee	20,000	6,915	975
1/9/07	Jeremy Bach	Consulting	10,000	6,576	446
1/9/07	Bradley Ward	Employee	30,000	10,373	1,463
1/9/07	David Radden	Consulting	50,000	31,245	2,165
4/10/07	Steve Crystal	Employee	10,000	10,333	486
6/11/07	Jon Berkley	Employee	400,000	111,960	15,540
6/11/07	Bruce Shepard	Employee	80,000	22,392	3,108
6/11/07	Mallory Hank	Employee	3,000	1,120	155
8/27/07	Jacquie Malamphy	Employee	2,000	1,277	95
8/27/07	Chad Ryan	Employee	10,000	6,385	473
8/27/07	Karen Fisher	Employee	10,000	6,385	473
8/27/07	Lynne Rogers	Employee	5,000	3,193	236
8/27/07	Bruce Shepard	Employee	120,000	57,468	4,254

2 others where warrants were issued in 2006 and
vesting continued in 2007 (Bruce Shepard and Stephen Crystal)	-		69,500
	$294,640	(1)	$102,052
13 others where options or warrants were issued prior
to January 1, 2006, and prior to adoption of
SFAS 123R (on a vesting schedule).	42,488		N/A
	337,128
Kent Young, Consultant
2,000 shares stock bonus
(incorrectly booked at $1.00 per share)	2,000	(2)
Rich Irvine, Consultant
50,000 shares stock bonus ($5.00 per share)	250,000	(3)
Bruce Shepard, Employee
50,000 shares stock bonus ($5.00 per share)	250,000	(4)

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

Total stock-based compensation for the
nine months ended September 30, 2007	$839,128

(1)	With 30% volatility factor and a $2.00 stock price rather than 1% volatility factor and a $5.00 stock price, an adjustment of $192,588 is needed (decreasing expense).

(2)	With a $2.00 share price for Common Stock Series A, an adjustment of $2,000 is needed (increasing expense).

(3)	With a $2.00 share price for Common Stock Series A, and adjustment of $150,000 is needed (decreasing expense).

(4)	With a $2.00 share price for Common Stock Series A, an adjustment of $150,000 is needed (decreasing expense).

Total adjustment (1) - (2) + (3) + (4) = $490,588 (DR. paid in capital and CR. stock compensation expense).

Since we will be filing our Form 10-KSB in less than 45 days, we propose that we give effect to these adjustments applicable to the first 3 quarters of 2007 in the annual financial statements to be included with the filing of our December 31, 2007 Form 10-KSB.  We further propose that we disclose and correct prior 2007 quarters in a note to those annual financial statements rather than amending prior quarterly filings.

The combined adjustments to be effected in the December 31, 2007 financial statements for entries needed at September 30, 2007 (inclusive of the changes from response 1 above) would be as follows:

Retained earnings	1,163,431
Paid in capital	1,256,294
Interest expense	301,275
Stock-based compensation expense		490,588
Debt derivative liability		1,677,172
Debt discount		553,240

3.
We note from your response to our prior comment 14 that the transactions that took place in 2005 and 2006 show a consistently increasing value of your stock.  However, we also note the following disclosure in Note 2 which appears inconsistent with your response to our comment: “based on subsequent stock-for-service transactions at negotiated values, we later [after Adline Gaming transaction] determined that the fair value of our Common Stock Series A declined to $.50 per share . . .”  Please explain to us the time period in which you believe the fair value of your common stock series A declined to $.50 and reconcile that information to the stock valuation listed in your response to comment 14.  Also, please list out all the non-cash stock transactions in 2005 and 2006 by date and the fair value of the stock issued in the transaction.  Additionally, please tell us if the November 2005 sale of stock for cash was with independent third parties or related parties.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

    Response:

During the period June-October 2005, the Company incurred its biggest “cash crunch” in its history.  Our securities lawyer was issued 50,000 shares of Common Stock Series A as payment for $25,000 of legal services rendered during the period and many employees received common stock at $0.50 per share in lieu of payroll.  There was a total of 248,283 shares of Common Stock Series A issued in lieu of $124,141 of payroll dollars that were forgone.  Prior to June 2005, our Common Stock Series A price had been $1.00 per share and it increased to $2.00 per share when, in November 2005, Stephen Crystal, then an independent third party, invested $500,000 at $2.00 per share.

Below is a list of the non-cash stock transactions in 2005 and 2006:

Date	Non-cash Transaction

2/05	Acquisition of Adline Gaming, 400,000 shares issued at $1.00 per share.

1/05-11/05
Issuance of warrants grossed up on the balance sheet for invested portion (early in the year options and warrants were valued at $1.00 per share, options and warrants were valued at $2.00 per share in November 2005).

6/05 - 10/05	Legal services and payroll dollars at $0.50 per share (cash crunch per above).

9/05	Conversion of 20,000 shares of Series C Convertible Preferred Stock (original subscription was purchased for $5.00 per share and was convertible into 5 shares of common stock at $1.00 per share).

9/05	Conversion of 5,000 shares of Series A Convertible Preferred Stock for 5,000 shares of Common Stock Series A.

2/06	Issuance of 700,000 shares at $2.00 per share to Adline Network for technology rights for “at home wagering”.

2/06	Reversal of unnecessary entry made in 2004 for $25,000.

3/06	87,750 warrants and options that were exercised related to a bonus that was declared for an employee in 2005 but remained unpaid until March 2006.

6/06	Conversion of 6,000 shares of Series C Convertible Preferred Stock to 30,000 shares of Common Stock Series A (5 for 1 per original stock subscription agreement).

6/06	Acquisition of 80,340 shares of Common Stock Series A (offset to note receivable and interest - see response 12 in Original Response Letter).

12/06	Conversion of debt to equity through warrant exercise.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

Note 7. Concentrations, commitments and contingencies

4.
We see in your response to our prior comment 15 that the progressive jackpot liability as disclosed in Note 7 does agree to the amount reflected in the consolidated balance sheet.  However, it still appears that the progressive jackpot liability amounts disclosed on the balance sheet of $1,625,051 and $1,224,719 as of December 31, 2006 and 2005 respectively, do not agree with the amounts disclosed in Note 7 of $1,286,887 and $1,450,864 for December 31, 2006 and 2005, respectively.  Please reconcile and revise these disclosures.

Response:

The progressive jackpot liability amounts as disclosed in Note 7 were inadvertently not reconciled during the conversion of our 2006 Form 10-KSB into EDGAR format.  The corresponding balance sheet numbers are correct.  We propose to revise the Note 7 amounts to conform with the balance sheet with the restated 2006 financial statements to be included in the filing of our 2007 Form 10-KSB.

Note 9. Acquisitions, page 45

5.
We note from your response to our prior comment 16 that you valued the stock at $2 per share based on the transaction in November 2005 in which stock was sold for cash at $2 per share.  However, we do not believe that your response adequately responds to our prior comment.  As previously requested, please tell us how you valued the intellectual property recorded on the balance sheet.  Your response should include any significant management or third-party valuation assumptions used in the valuation of the intellectual property intangible asset.

Response:

The intellectual property we acquired in January 2005 was valued on an actual cost basis.  The prior owner of Adline Gaming had spent significant monies on patent costs for the intellectual property we acquired.  In management’s judgment, the fair value we ascribed to the patents was reasonable at the time as additional engineering and development was going to be needed to create a working model.  It took over a year to develop the working model for the technology on a slot machine.  These patents and intellectual property supported the eventual development of four software applications for slot machines:  1) running advertising on the face of a slot machine which is unplayed by a casino customer 80% of the time; 2) running television in the corner of a slot machine; 3) accepting horse and dog racing and all sporting events wagers offered in the race and sports book from the face of the slot vision; and 4) distributing our Nevada Numbers game, a keno based progressive jackpot game, through the slot machine.  The price of common stock at the time was $1.00 per share, and we issued 400,000 shares in this transaction.  The second transaction with Adline Network occurred in February 2006 after we had a working model developed from the original patents and technology.  The initial transaction was specific to using the technology for casinos and gaming establishments.  The Adline Network shareholders retained the license rights to media content in the home.  With the development of the working model of race and sports book wagering for casinos and gaming establishments, we saw the opportunity to use the newly developed technology to create “at home wagering” for race and sports book betting.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

In our minds, this was a much bigger market for our technology than the four software applications that had just been developed for casinos and gaming establishments.  Based upon an internally-developed forecast for “at home” wagering both as to additional engineering time and first year’s EBITDA, a price of $1,400,000 was established for the technology rights to “at home” wagering.  This was a stock transaction for 700,000 shares of Common Stock Series A at $2.00 per share or $1,400,000.  The $2.00 per common share was based on our last money raise of $500,000 at $2.00 per share in November 2005.

6.
We note from your response to our prior comment 17 that the $75,400 that was recorded to additional paid-in capital should have been recorded to goodwill but is considered immaterial for purposes of possible revision.  In light of the fact that it does not appear from the statement of stockholders’ equity that the $75,400 debit to additional paid-in capital was recorded in 2005, please explain to us how this amount was recorded in your financial statements for the year ended December 31, 2005.

Response:

Upon further investigation, we recorded a reversing entry for the debit to paid-in capital for $75,400.  This amount was inadvertently debited to patents (an asset) so the total patent cost in the acquisition accounting was $1,003,000.  This $75,400 should have been recorded to goodwill but is considered immaterial and, accordingly, no revision is proposed.

Note 11. Segment Information, page 45

7.
We note from your response to our prior comment 18 that goodwill relates to your bingo and keno product sales business segment.  In future filings, please revise your disclosures in Note 11 to include the total amount of goodwill as assets allocated to the Products segment.

Response:

In future filings, including the Form 10-KSB about to be filed, we will include in our segment information disclosure the total amount of goodwill as assets allocated to the products segment.

Form 10-Q for the quarter ended September 30, 2007

Note 5. Debt

8.
We note your disclosure that in connection with the September 28, 2007 refinancing of the CAMOFI note, you increased the balance of the note by $250,000.  Please explain to us how you analyzed this additional $250,000 convertible note for the existence of a beneficial conversion feature under EITF 98-5 and 00-27.  Also, please tell us how you accounted for the modification of this debt instrument under EITF 96-19.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

Response:

We accounted for the debt modification inappropriately under EITF 96-19.  We expensed the $250,000 additional balance of the note as the loss on a debt extinguishment.  We have since determined that we should have accounted for the $250,000 as a debt modification and included it in the new interest calculations.  As above, we propose that we revise prior quarterly filings by disclosing the effect on the prior quarter in a separate footnote to the 2007 financial statements to be included in the Form 10-KSB soon to be filed.  The revised interest rate will be 17.2% on a going forward basis where it was previously 10% (including the effect of the debt modification on March 22, 2007 as discussed in response 1 above).  The revision applicable to the September 30, 2007 quarter’s financial statements will be as follows:

DR. Note payable         250,000
CR. Interest expense                       250,000

The additional $250,000 note does have a beneficial conversion feature.  As previously indicated, the current price of our Common Stock Series A is $2.00 per share and the note is convertible at $1.345.  So there are 185,873 shares that the note can be converted into that carry a $0.655 benefit or $121,746.  This beneficial conversion feature was not recorded at September 30, 2007 and the revision would be as follows (amortizable over the remaining 15 months of the note):

DR. Debt discount         121,746
CR. Paid in capital                            121,746

Again, we propose revising prior quarterly financial information only in a note to the 2007 financial statements in the Form 10-KSB soon to be filed without amending any prior filings.

Note 8. Progressive Jackpots

9.
We note your disclosure that the Nevada Numbers jackpot was won in September 2007 for the first time and you were able to discount the jackpot payout at the prime rate rather than the 20 year treasury bond rate, as had previously been applied in calculating the progressive jackpot liability, resulting in a gain of $849,000.  Please provide us more details as to how you calculated the gain from this transaction.  Include in your response the amount of the jackpot that was won and why you believed that calculating the previous progressive jackpot liability based on the 20 year bond rate was appropriate.  Also, in light of this difference in discount rate used, please tell us how you will account for the progressive jackpot liability in the future.

Response:

Our Nevada Numbers progressive jackpot liability was set up using the 20 year bond interest rate because we believed when we set up the game that it would take over 20 years for someone to win the game (chance of winning was 1 in 24,000,000 tickets sold).  Also, when we set up the game, the prime rate and 20-year bond rate were approximately the same.  However, someone won the jackpot in the fifth year of the game after only 4,000,000 tickets had been sold.  Our total jackpot liability at the time of the win was $6,376,451.  We consulted with a Nevada Gaming Commission representative before we made the jackpot payment who indicated that it was our choice as to whether to use the 20-year bond rate or the current prime rate.  The difference for a lump sum payout which was requested by the winner (versus 20 annual installments) was the present value of $6,376,451 at 4.94% (20 year rate) versus $5,622,171 at 7.75% (prime rate at time of win) or a difference of $754,280.  The rest of the gain resulted from overaccruals in our other jackpot games.  We will account for the Nevada Numbers progressive jackpot liability in the future using the current prime rate of interest.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
February 25, 2008

Note 13. Contingencies

10.
We note your disclosure that due to circumstances beyond management’s control, you are technically out of compliance with Regulation 5.115 of the Nevada Gaming Commission.  Please tell us, and disclose in future filings, the nature of Regulation 5.115 and why you are not in compliance with the Regulation.  Also, please tell us and revise future filings to disclose the nature of any adverse consequences that may occur due to this non-compliance.

Response:

The Nevada Gaming Commission adopted amendments to Regulation 5.115 on November 18, 1999, that allow licensees to use the so-called “reserve method” to fund periodic payments of any game, including a race book or sports pool, tournament, contest, or promotional activity.  The reserve method may be used provided that the licensee complies with certain financial monitoring and reporting requirements as follows: 1) current ratio of 2:1 and 2) interest coverage ratio of 3:1.  We have frequently found it impossible, primarily due to the absence of earnings, to be in compliance with these ratios and always have presented a plan acceptable to the Nevada Gaming Commission to satisfactorily meet the objectives of the Regulation if not cure the situation prospectively through future raises of capital.  In our nine-year history, all of our jackpot liabilities have been paid by us or through insurance coverage, and we have no reason to believe that will not continue to be the case in the future.  The Nevada Gaming Commission has the right to demand that a one-year letter of credit be posted when a company is not in compliance with the financial ratios above.  Because of our excellent payment history performance, the Nevada Gaming Commission has chosen not to demand the one-year letter of credit. Based on our relationship and history of working with the gaming authorities when out of compliance with these requirements, we firmly believe there will be no significant adverse consequence to the Company as a result of its continuing noncompliance for the foreseeable future.

* * * * * *

In connection with responding to your comments, the Company acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or concerns, please feel free to contact me at 702-871-7111.

Very truly yours, /s/ Bruce A. Shepard Bruce A. Shepard, Chief Financial Officer

cc:           Jon D. Berkley, Chief Executive Officer
John C. Jeppsen, Kummer Kaempfer Bonner Renshaw & Ferrario
Richard H. Bowler, Piercy Bowler Taylor & Kern, Certified Public Accountants